SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On February 5, 2002, the Registrant issued the Press Release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By: /s/
Hanan Eiboshitz
Chief Financial Officer

Dated: February 6, 2002

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS (EVS) RECEIVES FIRST ORDER FROM RUSSIA

Yoqneam, Israel, February 5, 2002 - Elbit Vision Systems (EVS) Ltd. (NASDAQ: EVSN) announced its first order from Russia.

"OAO Vysokovsky", one of Russia's leading textile manufacturers, owned by Altro WarenhandelsGes. MbH, has ordered EVS' state-of the-art I-TEX solution. OAO Vysokovski will use the I-TEX system to inspect raw fabrics to compete in the global market.

"The management of OAO Vysokovsky Textil has chosen EVS' well proven technology to provide a full solution for automatic inspection process, implemented worldwide", said Mrs. Ludmila Melnikova, the Managing Director of OAO Vysokovsky, Russia.
"In a strive to compete in the global market, we have adopted the "I-TEX Inspected" concept as a standard and as a means to boost products quality and improve yields", added Mrs. Melnikova.

Mr. Michael Sharon, Vice President and Managing Director of EVS Europe said "we are extremely pleased to see the continued market success of EVS solutions".
The penetration to the fast-growing and big textile market in Russia is of high importance, because the drive to adopt automatic inspection there, is clearly to improve the competitiveness of Russian manufacturers by improving yields and quality. "I believe it is one more step in the long way of making "I-TEX Inspected" a global standard", he continued.

Altro WarenhandelsGes. MbH is owned by members of the immediate family of Nir Alon, chairman of the board of directors of EVS and currently a 34.42% shareholder in EVS.

Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company's systems, marketed under the brand I-TEX™ and PRINTEX™, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

OAO Vysokovski Textil is Russia's large spinning and weaving manufacturer that offers grey cotton and plain fabrics to international and local markets.

Contact:
Idan Kleifeld - VP Marketing, Elbit Vision Systems Ltd., idan@evs.co.il , Tel: 972-4-993-6400

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings